UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cboe Global Markets, Inc.

File No. 333-140574 - CF# 37548

Cboe Global Markets, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 9, 2007, as amended.

Based on representations by Cboe Global Markets, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through April 12, 2030
Exhibit 10.2	through April 12, 2030
Exhibit 10.3	through April 12, 2030
Exhibit 10.4	through April 12, 2030
Exhibit 10.5	through April 12, 2030
Exhibit 10.6	through April 12, 2030
Exhibit 10.7	through April 12, 2030
Exhibit 10.8	through April 12, 2030
Exhibit 10.9	through April 12, 2030
Exhibit 10.10	through April 12, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support